For Immediate Release

Contact:	Laurence G. Sellyn, Executive Vice-President,
Chief Financial and Administrative Officer
Tel: (514) 343-8805
Email: lsellyn@gildan.com

Gildan Activewear Announces Strong Fourth Quarter EPS
– Company Updates EPS Guidance for 2007 Fiscal Year –

Montréal, Thursday, December 7th, 2006 – Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its financial results for its fourth quarter and fiscal year ended October 1, 2006, and updated its earnings guidance for fiscal year 2007.

Fourth Quarter Sales and Earnings

Gildan reported fourth quarter net earnings of U.S. $16.8 million and diluted EPS of U.S. $0.28, after recording restructuring and other charges in the quarter totaling U.S. $20.0 million after-tax or U.S. $0.33 per share. The restructuring and other charges comprised U.S. $0.31 per share for the restructuring of the Company's Canadian manufacturing facilities, which was announced on September 27, 2006, and U.S. $0.02 per share to reflect the variable component of Gildan's contractual obligations towards its former Chairman and Co-Chief Executive Officer. Before reflecting the restructuring and other charges, net earnings and diluted EPS for the fourth quarter of fiscal 2006 amounted to U.S. $36.8 million or U.S. $0.61 per share, up respectively 25.6% and 27.1% from net earnings of U.S. $29.3 million and diluted EPS of U.S. $0.48 in the fourth quarter of fiscal 2005. Excluding the impact of the Kentucky Derby Hosiery acquisition in the quarter, which was U.S. $0.01 per share dilutive to EPS, the increase in net earnings and EPS before the restructuring and other charges was primarily due to continuing strong growth in unit sales volumes, favourable manufacturing efficiencies, a higher-valued product-mix for activewear, and lower selling, general and administrative expenses, partially offset by lower selling prices and higher depreciation expense.

Sales in the fourth quarter amounted to U.S. $235.2 million, a record for any fiscal quarter, and up 30.2% from U.S. $180.7 million in the fourth quarter of last year. The increase in sales revenues was due to U.S. $30.0 million of sock sales resulting from the acquisition of Kentucky Derby Hosiery, which was effective from July 6, 2006, a 13.7% increase in unit sales volumes for activewear and the impact of a higher-valued activewear product-mix, partially offset by a close to 3% reduction in unit selling prices for activewear compared to last year.

The growth in activewear unit sales was primarily due to continuing market share penetration in all product categories in the U.S. distributor channel. The table below summarizes the S.T.A.R.S. data for market shares and market growth in the U.S. distributor channel for the calendar quarter and nine months ended September 30, 2006.

	Gildan	Gildan	Gildan	Industry	Industry
	Market Share	Market Share	Unit Growth	Unit Growth	Unit Growth
	Q4 2006	YTD 2006	Q4 2006 vs.	Q4 2006 vs.	YTD 2006 vs.
			Q4 2005	Q4 2005	YTD 2005
All products	42.7%	42.6%	11.8%	(1.3)%	2.1%

T-shirts	44.0%	43.7%	11.8%	(1.3)%	2.4%

Sport shirts	33.3%	32.2%	1.8%	(5.5)%	(3.2%)

Fleece	31.0%	30.8%	21.2%	1.2%	1.4%

Lower overall industry unit sales in the quarter was primarily due to the unusual strength of the market in the fourth quarter of last year, due to purchases in advance of an industry selling price increase which had been announced for October 2005. In the month of October 2006, industry unit shipments as reported by S.T.A.R.S. increased by 5.1% compared with October 2005. Gildan's market share in T-shirts and fleece in October was 46.9% and 35.9%, respectively.

Gross margins in the fourth quarter of fiscal 2006 were 30.6%, versus 32.3% in the fourth quarter of 2005. The decrease in gross margins was entirely attributable to the impact of lower margins from the sale of socks, which do not yet reflect the anticipated cost synergies from the planned rationalization of the Company's sock manufacturing operations. Excluding the impact of Kentucky Derby Hosiery, gross margins in the fourth quarter of fiscal 2006 were 32.5%. The slight increase in gross margins for activewear reflected favourable manufacturing efficiencies and higher-valued product-mix compared to last year, essentially offset by lower selling prices.

Selling, general and administrative expenses in the fourth quarter were U.S. $23.6 million, or 10.1% of sales, compared to U.S. $20.1 million, or 11.1% of sales, in the fourth quarter of last year. The increase in selling, general and administrative expenses was due to the impact of the acquisition of Kentucky Derby Hosiery, higher volume-related distribution costs and professional fees for compliance with Section 404 of the U.S. Sarbanes Oxley Act of 2002, partly offset by the nonrecurrence of severance costs incurred in the fourth quarter of fiscal 2005 and lower performance-related compensation costs in the fourth quarter of this fiscal year. The increase of U.S. $1.9 million in depreciation and amortization expenses was due to the Company's continuing investments in capacity expansion, combined with the impact of the Kentucky Derby Hosiery acquisition.

Full Year Sales and Earnings

Sales for fiscal 2006 totaled U.S. $773.2 million, up 18.2% from fiscal 2005, due primarily to an increase of 14.5% in activewear unit sales volumes and U.S. $30.0 million of sock sales resulting from the Kentucky Derby Hosiery acquisition, partially offset by lower selling prices.

Net earnings for fiscal 2006 amounted to U.S. $106.8 million and diluted EPS was U.S. $1.76, up respectively 24.2% and 23.1% from U.S. $86.0 million or U.S. $1.43 per share last year. Net earnings for fiscal 2006 included restructuring and other charges of U.S. $20.0 million after-tax or U.S. $0.33 per share. Results for fiscal 2005 included restructuring and other charges of U.S. $7.9 million after-tax or U.S. $0.13 per share primarily for the closure and relocation of the Company's Canadian yarn-spinning operations. Before restructuring and other charges in both years, net earnings and EPS increased respectively by 35.0% and 34.0% to U.S. $126.8 million or U.S. $2.09 per share, compared with net earnings of U.S. $93.9 million or U.S. $1.56 per share in fiscal 2005. The increase in net earnings and EPS compared to fiscal 2005 was primarily due to 14.5% growth in activewear unit sales volumes, lower cotton costs and favourable manufacturing efficiencies, partially offset by an approximate 2.5% reduction in selling prices, higher selling, general and administrative expenses and higher depreciation expenses.

Cash Flow

During the fourth quarter of fiscal 2006, the Company generated cash flow of U.S $33.6 million from operating activities, after using U.S. $17.0 million to finance seasonal accounts receivable and U.S. $9.0 million to meet seasonal and replenishment inventory requirements for the sock business and to support transitional outsourcing programs. The Company also used cash of U.S. $26.2 million for capital expenditures for its major capacity expansion projects in Honduras and the Dominican Republic and U.S. $19.9 million for the acquisition of Kentucky Derby Hosiery. In addition, the Company repaid U.S. $21.3 million of the total amount of U.S. $27.4 million of Kentucky Derby Hosiery's debt assumed at the date of the acquisition. For the full fiscal year, Gildan incurred capital expenditures of U.S. $80.2 million. The Company ended the fiscal year with cash and cash equivalents of U.S. $29.0 million, and continues to have significant unused financing capacity to be able to pursue further capacity expansion in excess of its current plans, as well as other potential growth opportunities.

Fiscal 2007 EPS Guidance

Gildan has increased its diluted EPS guidance for fiscal 2007 from U.S. $2.50 per share to approximately U.S. $2.55 per share, to take account of the projected U.S. $0.05 per share impact of the acquisition of Kentucky Derby Hosiery. The Company's fiscal 2007 guidance continues to include approximately U.S. $0.06 per share of accelerated depreciation to reflect the change in the estimated economic life of the Company's remaining Canadian textile and related manufacturing assets. Prior to this additional depreciation charge, adjusted diluted EPS for fiscal 2007 is projected to be approximately U.S. $2.61.

The Company's updated guidance for fiscal 2007 assumes that the acquisition of Kentucky Derby Hosiery has a negligible impact on EPS until the fourth quarter of the fiscal year. By the end of fiscal 2007, the annualized impact of cost reductions from the integration of Kentucky Derby Hosiery into Gildan is expected to be in excess of U.S. $0.15 per share. The Company continues to be confident that it will achieve annual cost reduction synergies of U.S. $0.30 per share, once the integration process is completed during fiscal 2008 and the Company has achieved a globally competitive cost structure for its sock manufacturing operations.

The Company's guidance for fiscal 2007 assumes growth in sales of approximately 26% compared to fiscal 2006, to approximately U.S. $970 million. Unit sales growth is projected at over 55%, including approximately 25 million dozens of socks. The Company has obtained its first major Gildan branded sock program with a U.S. national mass-market retail account, for delivery starting in the second quarter of fiscal 2007.

Compared with its previous EPS guidance, which the Company initiated on September 27, 2006, the Company is now projecting more favourable cotton costs than originally forecast, particularly in the second half of fiscal 2007, with the benefit of such cost reductions being assumed to be fully passed through into lower selling prices than originally projected. The Company is now projecting a year-over-year reduction in activewear selling prices of approximately 2.5% in fiscal 2007 as it continues to drive further market share penetration and enter the mass-market retail channel.

EPS for the first quarter of fiscal 2007, before the additional depreciation charge, are projected to be the same as in the first quarter of fiscal 2006, at U.S. $0.27 per share. Higher unit sales volume growth in the first quarter is projected to be offset by lower gross margins and higher selling, general and administrative expenses. In particular, the first quarter is impacted by significant year-over-year increases in cotton costs, compared with a low point in cotton prices in the first quarter of last year. Also, the positive impact of unit volume growth is lower than in other quarters, as the first quarter is seasonally the lowest sales volume quarter of the fiscal year.

After the first quarter, in addition to the more significant impact of sales volume growth, gross margins for activewear are expected to increase, both relative to the first quarter as well as to the corresponding quarters in fiscal 2006. In the second half of fiscal 2007, cotton costs are expected to be comparable to the second half of fiscal 2006. Also, throughout fiscal 2007 the Company expects to realize significant manufacturing efficiencies from the continuing ramp-up of the Dominican Republic textile facility and the rationalization of its Canadian textile manufacturing announced on September 27, 2006, which are expected to more than offset the projected 2.5% reduction in selling prices. In addition, gross margins for the sock business are expected to increase in successive quarters as the Company progresses with the integration of Kentucky Derby Hosiery.

Gildan is projecting capital expenditures of approximately U.S. $110 million in fiscal 2007.

Disclosure of Outstanding Share Data

As of November 30, 2006, there were 60,138,612 common shares issued and outstanding along with 501,343 stock options and 453,872 dilutive restricted share units outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each restricted share unit entitles the holder to receive one common share at the end of the vesting period, without any monetary consideration being paid to the Company. However, the vesting of 50% of the restricted share grant is dependent upon the financial performance of the Company, relative to a benchmark group of Canadian publicly-listed companies.

Information for shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results today at 10:00 AM Eastern Time. The conference call can be accessed by dialing 800-261-3417 (Canada & U.S.) or 617-614-3673 (international) and entering passcode 37448625, or by live sound webcast on Gildan's Internet site ("Investor Relations" section) at the following address: www.gildan.com. If you are unable to participate in the conference call, a replay will be available starting that same day at 12:00 PM EST by dialing 888-286-8010 (Canada & U.S.) or 617-801-6888 (international) and entering passcode 88091542, until Thursday, December 14, 2006 at midnight, or by audio webcast on Gildan's Web site for 30 days.

Profile

Gildan is a vertically-integrated marketer and manufacturer of quality branded basic apparel. The Company is the leading supplier of activewear for the wholesale imprinted sportswear market in the U.S. and Canada, and also a leading supplier to this market in Europe. The Company sells T-shirts, sport shirts and sweatshirts in large quantities to wholesale distributors as undecorated "blanks", which are subsequently decorated by screenprinters with designs and logos. Consumers ultimately purchase the Company's products, with the Gildan label, in venues such as sports, entertainment and corporate events, and travel and tourism destinations. Other end-uses include work uniforms and similar applications to convey individual, group and team identity. In addition to continuing its growth within the wholesale channel, Gildan is implementing a major new growth initiative to sell athletic socks, underwear and activewear to mass-market retailers in North America.

Certain statements included in this press release may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Such forward-looking statements involve assumptions and known and unknown risks, uncertainties and other factors, including, but not limited to: general economic conditions such as currency exchange rates, commodity prices and other factors over which we have no control; the impact of economic and business conditions, industry trends and other external and political factors in the countries in which we operate; the intensity of competitive activity; changes in environmental, tax, trade and other laws and regulations; our ability to implement our strategies and plans; our ability to complete and successfully integrate acquisitions; changes in customer demand for our products and our ability to maintain customer relationships and grow our business; the seasonality of our business; our ability to attract and retain key personnel; changes in accounting policies;

and, disruption to manufacturing and distribution activities due to the impact of weather, natural disasters and other unforeseen adverse events, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. You should not place undue reliance on these forward-looking statements, which are made only as of the date of this press release. We refer you to the Company's filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of other factors that may affect the Company's future results.

This release includes reference to certain Non-GAAP Financial measures such as adjusted net earnings and adjusted diluted earnings per share, which are calculated as net earnings and earnings per share excluding restructuring and other charges, as discussed in Note 2 to the condensed interim consolidated financial statements. The Company uses and presents these non-GAAP measures to assess its operating performance from one period to the next without the variation caused by restructuring and other charges that could potentially distort the analysis of trends in our business performance. Excluding these items does not imply they are necessarily non-recurring. However, investors should know that such Non-GAAP Financial Measures have no standardized meaning as prescribed by GAAP and may not be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation. A reconciliation of the non-GAAP measures to the most comparable GAAP measures is provided in the table below:

(in millions of U.S. dollars, except per share amounts)
	Q4 2006	Q4 2005	2006	2005
Net earnings	16.8	29.2	106.8	86.0
Restructuring and other charges (1)	20.4	(0.1)	20.4	11.8
Income tax effect thereon	(0.4)	0.2	(0.4)	(3.9)
Adjusted net earnings	36.8	29.3	126.8	93.9

Diluted E.P.S.	0.28	0.48	1.76	1.43
Restructuring and other charges, net of tax	0.33	-	0.33	0.13
Adjusted diluted E.P.S.	0.61	0.48	2.09	1.56

(1) Adjustment to remove restructuring and other charges. See note 2 to the condensed interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Earnings
(In thousands of U.S. dollars, except per share data)

	Three months ended		Twelve months ended
	October 1, 2006	October 2, 2005	October 1, 2006	October 2, 2005
	(unaudited)	(unaudited)	(audited)	(audited)

Sales	$235,152	$180,672	$773,190	$653,851
Cost of sales	163,084	122,261	521,095	450,570

Gross profit	72,068	58,411	252,095	203,281

Selling, general and administrative expenses	23,641	20,100	84,388	73,846

Restructuring and other charges (note 2)	20,386	(110)	20,386	11,776

Earnings before the undernoted items	28,041	38,421	147,321	117,659

Depreciation and amortization	9,072	7,202	32,383	25,615
Interest expense, net	1,039	924	3,067	4,615
Non-controlling interest in income of consolidated joint venture	20	(153)	260	34

Earnings before income taxes	17,910	30,448	111,611	87,395

Income tax	1,122	1,251	4,782	1,352

Net earnings	$16,788	$29,197	$106,829	$86,043

Basic EPS	$0.28	$0.49	$1.78	$1.44

Diluted EPS	$0.28	$0.48	$1.76	$1.43

Weighted average number of shares outstanding (in thousands)
Basic	60,105	59,924	60,052	59,691
Diluted	60,670	60,414	60,626	60,135

See accompanying condensed notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Cash Flows
(In thousands of U.S. dollars)

	Three months ended		Twelve months ended
	October 1, 2006	October 2, 2005	October 1, 2006	October 2, 2005
	(unaudited)	(unaudited)	(audited)	(audited)

Cash flows from (used in) operating activities:
Net earnings	$16,788	$29,197	$106,829	$86,043
Adjustments for:
Depreciation and amortization	9,072	7,202	32,383	25,615
Impairment loss	15,149	-	15,149	-
Loss (gain) on disposal and writedown of fixed assets	22	(1,273)	1,197	7,373
Future income taxes	919	2,119	1,764	176
Stock-based compensation costs	65	469	908	1,050
Other	1,510	1,967	1,103	2,586
	43,525	39,681	159,333	122,843
Net changes in non-cash working capital balances:
Accounts receivable	(16,981)	3,858	(41,058)	(22,694)
Inventories	(9,035)	(3,058)	(35,435)	(17,790)
Prepaid expenses and deposits	2,003	2,032	95	(1,082)
Accounts payable and accrued liabilities	14,545	6,542	11,046	11,979
Income taxes payable	(485)	(406)	740	(6)
	33,572	48,649	94,721	93,250

Cash flows (used in) from financing activities:
(Decrease) increase in bank indebtedness	(17,830)	3,980	(17,830)	3,980
Net (decrease) increase in long-term debt	(4,773)	3,265	(23,361)	(12,810)
Proceeds from the issuance of shares	194	875	1,808	5,872
Contribution by non-controlling interest	-	-	-	2,500
	(22,409)	8,120	(39,383)	(458)

Cash flows from (used in) investing activities:
Purchase of fixed assets	(26,188)	(19,431)	(80,183)	(86,124)
Acquisition of Kentucky Derby Hosiery (note 1)	(19,911)	-	(19,911)	-
Proceeds from the disposal of assets held for sale	-	1,488	5,027	4,087
Decrease (increase) in other assets	21	122	(986)	(1,811)
	(46,078)	(17,821)	(96,053)	(83,848)

Effect of exchange rate changes on cash
and cash equivalents	39	70	(80)	187

Net (decrease) increase in cash and cash equivalents
during the period	(34,876)	39,018	(40,795)	9,131

Cash and cash equivalents, beginning of period	63,883	30,784	69,802	60,671

Cash and cash equivalents, end of period	$29,007	$69,802	$29,007	$69,802

See accompanying condensed notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Balance Sheets
(in thousands of U.S. dollars)

	October 1, 2006	October 2, 2005
	(audited)	(audited)

Current assets:
Cash and cash equivalents	$29,007	$69,802
Accounts receivable	165,870	108,646
Inventories	200,653	134,861
Prepaid expenses and deposits	5,757	4,394
Future income taxes	5,298	10,135
	406,585	327,838

Fixed assets	302,677	260,615
Intangible assets	9,513	-
Other assets	4,501	4,036
Assets held for sale	-	5,027

Total assets	$723,276	$597,516

Current liabilities:
Bank indebtedness	$3,500	$3,980
Accounts payable and accrued liabilities	117,984	86,843
Income taxes payable	2,269	2,206
Current portion of long-term debt	21,820	19,859
	145,573	112,888

Long-term debt	12,041	27,288
Future income taxes	29,443	31,386
Non-controlling interest in consolidated joint venture	5,654	5,394

Shareholders' equity:
Share capital	86,584	84,177
Contributed surplus	2,365	1,596
Retained earnings	415,368	308,539
Cumulative translation adjustment	26,248	26,248
	530,565	420,560

Total liabilities and shareholders' equity	$723,276	$597,516

See accompanying condensed notes to interim consolidated financial statements.

Gildan Activewear Inc. – Notes to interim consolidated financial statements
(tabular amounts in thousands of U.S. dollars, except per share data)

For complete notes to the annual consolidated financial statements, please refer to filings with the various securities regulatory authorities.

1.     Effective July 6, 2006, the Company acquired 100% of the common shares of Kentucky Derby Hosiery Co., Inc. ("Kentucky Derby"), a U.S. hosiery manufacturer with corporate headquarters in Hopkinsville, Kentucky. The total purchase price of $20.4 million, including transactions costs, was paid in cash, except for $0.5 million which was settled through the issuance of common shares of the Company. The acquisition is intended to enhance and accelerate the Company's strategy to enter the North American mass-market retail channel as a supplier of athletic socks, underwear and activewear.

The Company accounted for this acquisition using the purchase method and the results of Kentucky Derby were consolidated with those of the Company from the date of acquisition.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

Assets acquired:
Accounts receivable	$15,081
Income taxes receivable	775
Inventory	30,357
Prepaid expenses	1,458
Fixed assets	6,993
Customer contracts and customer relationships	9,866
64,530

Liabilities assumed:
Bank indebtedness	17,350
Accounts payable and accrued liabilities	16,734
Long-term debt	10,075
44,159

Net assets acquired	$20,371

Consideration:
Cash	$19,000
10,000 common shares	460
Transaction costs	911

$20,371

Immediately following the acquisition, the Company repaid the entire amount of bank indebtedness and $4.0 million of Kentucky Derby's long-term debt.

2.     The following table summarizes the components of the restructuring and other charges:

	(unaudited)	(unaudited)	(audited)	(audited)
	Three months	Three months	Twelve months	Twelve months
	ended	ended	ended	ended
	Oct. 1, 2006	Oct. 2, 2005	Oct. 1, 2006	Oct. 2, 2005
Canadian textile manufacturing
restructuring (a)	$18,930	$-	$18,930	$-
Restructuring of yarn-spinning
facilities (b)	-	(1,160)	-	10,726
Charge to comply with
employment contract (c)	1,456	1,050	1,456	1,050
	$20,386	$(110)	$20,386	$11,776

(a)   In September 2006, the Company announced a restructuring of its Canadian manufacturing operations to take effect in December 2006, involving the closure of its textile manufacturing facility in Valleyfield, Quebec and the downsizing of its Montreal knitting facility. During the fourth quarter of fiscal 2006, the Company has recorded a charge of $18.9 million relating to this restructuring and its concurrent re-assessment of the recoverability of the carrying values of its remaining Canadian textile manufacturing and related assets. Under the Company's tax structure, there are essentially no tax recoveries with respect to this charge. The components of this charge include employee severance of $2.1 million with respect to the Valleyfield and Montreal knitting facilities, an asset impairment loss of $15.1 million relating to all of the Canadian textile and related manufacturing fixed assets, and other costs of $1.7 million. The Company was required to reduce the carrying value of the fixed assets to fair value and recognized asset impairment charges, because the carrying value of the assets exceeded the projected future undiscounted cash flows.

(b)   During the second quarter of fiscal 2005, the Company closed its two Canadian yarn-spinning facilities, and relocated a major portion of its yarn-spinning equipment to a North Carolina spinning facility operated by Company's joint venture with Frontier Spinning Mills, Inc. For the twelve months ended October 2, 2005 the Company recorded a charge of $10.7 million for the costs associated with this closure. The components of this charge included a writedown to fair value of fixed assets not transferred of $6.8 million, employee severance of $3.7 million and other costs of $0.2 million. The fixed assets not transferred to the joint venture were classified as held for sale at their estimated fair values. Proceeds from the assets held for sale of $4.1 million and $5.0 million were received, respectively in fiscal 2005 and in fiscal 2006. In the fourth quarter of fiscal 2005, the Company recognized a gain of $1.1 million, due to proceeds exceeding estimates on assets held for sale.

(c)   During fiscal 2004, the Company incurred a charge to comply with its contractual commitments to its former Chairman and Co-chief Executive Officer of the Company. For the three-month and twelve-month periods ended October 1, 2006 and October 2, 2005, the Company incurred further charges of $1.5 million and $1.1 million respectively, in order to comply with the variable components of its obligations under the terms of the employment contract.

3.     Certain comparative figures have been reclassified in order to conform to the current year's presentation.